SILENT AS THE GRAVE MOVIE, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
Silent as the Grave Movie, LLC
Mokena, Illinois

Management is responsible for the accompanying financial statement of Silent as the Grave Movie, LLC, which comprise of the balance sheet as of December 31, 2022, and the related statement of income, statement of equity, and statement of cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statement.

Belle Business Services, LLC

Belle Business Services, LLC
April 28, 2023

SILENT AS THE GRAVE MOVIE, LLC
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	12,679
TOTAL CURRENT ASSETS		12,679

OTHER ASSETS

Intangible assets - Film production		130,343
TOTAL ASSETS	$	143,022

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Due to related party	$	12,500
TOTAL CURRENT LIABILITIES		12,500
TOTAL LIABILITIES		12,500

MEMBERS' EQUITY

Capital contributions		143,520
Accumulated deficit		(12,998)
TOTAL MEMBERS' EQUITY		130,522
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	143,022

See independent accountant's compilation report and accompanying notes to financial statements.

SILENT AS THE GRAVE MOVIE, LLC
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		462
Professional fees		605
TOTAL OPERATING EXPENSES		1,067
NET OPERATING LOSS		(1,067)
OTHER INCOME		
Donations received and other miscellaneous income		1,540
TOTAL OTHER INCOME		1,540
NET INCOME	$	473

See independent accountant's compilation report and accompanying notes to financial statements.

- 4 -

SILENT AS THE GRAVE MOVIE, LLC
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

	Contributed Capital		Accumulated Deficit		Total	
BEGINNING BALANCE, JANUARY 1, 2022		117,020	$	(13,471)	$	103,549
Capital contributions		26,500		-	$	26,500
Net income		-		473	$	473
ENDING BALANCE, DECEMBER 31, 2022	$	**143,520**	$	**(12,998)**	$	**130,522**

SILENT AS THE GRAVE MOVIE, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	473
Adjustments to reconcile net income to net cash		
Increase (decrease) in liabilities:		
Due to related party		2,500
CASH PROVIDED BY OPERATING ACTIVITIES		2,973
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(19,185)
CASH USED FOR INVESTING ACTIVITIES		(19,185)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contirbutions		26,500
CASH PROVIDED BY FINANCING ACTIVITIES		26,500
NET INCREASE IN CASH		10,288
CASH AT BEGINNING OF YEAR		2,391
CASH AT END OF YEAR	$	12,679

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's compilation report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Silent as the Grave Movie, LLC (the "Company") was incorporated in the State of Illinois on July 29, 2019. The Company is in the process of creating a film about a filmmaker that struggles to unravel the mystery of a family members death, but an unknown individual threatens to destroy it all. Additionally, the film is inspired by true events.

Going Concern
Since Inception, the Company has relied on funds from shareholder contributed capital to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, the Company had no accounts receivable.

Intangible Assets – Film Production Costs
The Company capitalizes costs including all direct production costs and production overhead. For the year ending December 31, 2022, the Company capitalized $130,343 of costs.

The Company reviews the carrying value of intangible asset for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company is subject to franchise and income tax filing requirements in the State of Illinois.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenue by sales of its movie. The Company's payments will generally be collected upfront. For the year ending December 31, 2022, the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.   **Summary of Significant Accounting Policies (continued)**

    New Accounting Pronouncements (continued)
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Due to Related Party**

    During 2021 and 2022, the majority shareholder of the Company provided funds in the amount of $12,500. The loan bears a 0% interest rate, has no minimum monthly payments or maturity date. Management intends to pay back the note once the film generates revenue.

4.   **Capital Contributions**
During the year ending, December 31, 2020, the Company successfully completed a crowdfunding raise with Wefunder. During the raise, the Company raised $117,020 though revenue participation rights. Per the agreement, the Company will pay the first 100% of adjusted gross proceeds to the Wefunder investors. The remaining adjusted gross proceeds shall be referred to as net proceeds and shall be paid as follows; (a) 50% to the producer and (b) 50%, in aggregate to the Wefunder investors.

5.   **Going Concern**

    These financial statements are prepared on a going concern basis. The Company registered on July 29, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   <u>**Subsequent Events**</u>

Managements Evaluation
The Company has evaluated subsequent events through April 28, 2023, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.